Occidental Petroleum Corporation	10889 Wilshire Boulevard Los Angeles, California 90024
	Telephone	(310) 208-8800
	Facsimile	(310) 443-6690

JAMES M. LIENERT executive vice president and chief financial officer
Direct Telephone	(310) 443-6685
Direct Facsimile	(310) 443-6686

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

May 17, 2011

Via Facsimile and Air Courier

United States Securities and Exchange Commission
100 F Street N.E. Stop 4628
Washington, D.C. 20549

Attention:	Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance

	Re:	Occidental Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-9210

Dear Mr. Skinner:

The information set forth below is submitted in response to your comments on the referenced filing, as set forth in your May 3, 2011 letter.  Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2010 Form 10-K.  The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

To protect confidential business and financial information, Occidental requests, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. Section 200.83, that the information described below be treated as confidential and not be disclosed to any person pursuant to the Freedom of Information Act or otherwise:

All redacted information in Response to Comment 3 and in Appendix A indicated by asterisks (*)

Under Rule 83, each page of this letter on which redactions appear is marked “Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83.”

The remainder of this request and information for a company contact appear at the end of this letter.

Occidental Response to SEC Letter	May 17, 2011

Form 10-K for the Fiscal Year ended December 31, 2010

Comparative Oil and Gas Proved Reserves and Sales Volumes, page 3

1.
We note that on December 31, 2010 you restructured your Colombian operations to take a direct working interest in the related assets.  Please tell us the nature and terms of this transaction and specify how you accounted for this change by providing the related journal entry and referencing the appropriate GAAP citation.

Response to Comment 1

Prior to the December 31, 2010 restructuring, Occidental owned a 75% controlling interest in an incorporated entity (Colombia Holding Company) which, in turn, owned a 100% interest in another incorporated entity (Colombia Operating Company), which holds and operates a working interest in a Colombia oil and gas exploration and production venture (Colombian Venture).  Up until the restructuring, Colombia Holding Company had been consolidated by Occidental and the 25% interest owned by an unaffiliated entity was recorded as a noncontrolling interest in the financial statements and disclosures.

On December 29, 2010, Colombia Operating Company was converted into a limited liability company.  On December 31, 2010, the noncontrolling interest holder redeemed its 25% noncontrolling interest in Colombia Holding Company for a 25% interest in Colombia Operating Company.  The result of this restructuring was that Occidental held the same economic interest in the Colombian Venture as before, but through a limited liability company which owned a direct working interest in the Colombian Venture’s assets.

The Colombia Operating Company limited liability agreement provides that each member owns an undivided interest in the assets, the liabilities of the members are several, and not joint or collective, and each member is proportionately liable for its share of the liabilities based on its proportionate membership interests.  Each member also has a proportionate interest in the net profits and net losses of the operation based on its respective membership interest.  In accordance with Accounting Standards Codification (ASC) 810-10-45-14 and 932-810-45-1, as of and subsequent to the restructuring, Occidental proportionately consolidates its 75% interest in the Colombia Operating Company, which is an unincorporated legal entity in the extractive industry, specifically oil and gas exploration and production.

The net accounting entry recorded by Occidental for the restructuring of its interests in Colombia Holding Company and Colombia Operating Company (i.e., to acquire the noncontrolling interest in Colombia Holding Company in exchange for the partner’s investment in Colombia Operating Company—both at the same historical value) was as follows:

Debit	–	Noncontrolling interest in Colombia Holding Company (25% interest)
		Credit	–	Investment in Colombia Operating Company (25% interest)

Occidental Response to SEC Letter	May 17, 2011

Occidental’s economic interests before and after the restructuring were the same, with no gain or loss recognized.  The transfer of these interests was based on historical value as of December 31, 2010.  The transaction did not involve any exchange of monetary assets.  Therefore, Occidental relied on ASC 845-10-30-3, Nonmonetary Transactions, which states the nonmonetary exchange shall be measured based on the recorded amount of the nonmonetary asset relinquished and not on the fair values of the exchanged assets if there is no significant change in future cash flows as a result of the transaction.  Occidental concluded that its future cash flows from the venture would not change as a result of the transaction.

Supplemental Oil and Gas Information (Unaudited), page 73

2.
Please disclose the quantities of proved developed and undeveloped reserves in the aggregate and by geographic area expressed on an oil-equivalent barrels basis as required by Item 1202(2)(ii) of Regulation S-K.

Response to Comment 2

On page 3 of the 2010 Form 10-K, Occidental disclosed proved reserves for the United States, International and Total on a barrels of oil equivalent (BOE) basis and noted that natural gas volumes have been converted to BOE based on energy content of six thousand cubic feet (Mcf) of gas to one barrel of oil.  On pages 74 and 75, Occidental disclosed for each of its geographic areas and in total its oil reserves in millions of barrels and gas reserves in billions of cubic feet (Bcf), each of which was segregated by proved developed and proved undeveloped reserves, as well as total proved reserves.  In future filings, Occidental will disclose the quantities of proved developed, proved undeveloped and total proved reserves in the aggregate (all products combined) and by geographic area expressed on a BOE basis.

Middle East/North Africa, page 16
Iraq, page 16

3.
We note your disclosure that you achieved the initial gross threshold which entitles you to receive oil for cost recovery and remuneration fee.  We further note that your share of production was 12,000 BOE per day as of the end of 2010. Please tell us if you have recorded oil and gas reserves associated with your interest in the Zubair field.

Please provide an illustrative example of how you calculate reserves associated with this property and specify the critical assumptions regarding future production and of your ability to sustain production at the specified thresholds.

Occidental Response to SEC Letter	May 17, 2011

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

Response to Comment 3

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83 (a)

As noted, we request confidential treatment of the information in this Response and in Appendix A and request that you return this information upon conclusion of the Commission's review to the undersigned at the address noted above.

[***]

__________________________
(a) Occidental Petroleum Corporation requests that the information contained in this request be treated as confidential information and that the Commission provide timely notice to the company's General Counsel before it permits any disclosure of the marked information.

Occidental Response to SEC Letter	May 17, 2011

Property, Plant, and Equipment, page 45

Chemical, page 46

4.
We note your disclosure that the estimated useful lives used for the chemical facilities are based on the assumption that Occidental will provide an appropriate level of annual expenditures to ensure productive capacity is sustained.  Please tell us how you account for these expenditures, including the relevant GAAP citation that supports your accounting methodology.

Response to Comment 4

Occidental’s annual expenditures in its chemical plants consist of the following:

•	ongoing routine maintenance (normal expected repairs)
•	planned major maintenance activities
•	capital expenditures

Ongoing routine maintenance

The cost of normal repair and maintenance or minor rehabilitation of existing assets is expensed as incurred.  Normal repairs and maintenance are those incurred on a periodic and recurring basis for maintaining an asset in an efficient operating condition over its expected useful life or, as anticipated, to bring an asset back to its original level of performance for the remainder of its original useful life.  These normal repair and maintenance expenditures are considered when the assets are placed in service and their useful lives are estimated.

Planned Major Maintenance Activities (PMMA)

Most of Occidental’s chemical facilities and processes operate on a continuous basis with significant integration and interdependency.  Major planned maintenance turnarounds include inspections, maintenance and overhauls of plant equipment that typically require the idling of the entire plant or major processes of the plant for several days.  Occidental defines this activity as PMMA and accounts for its costs using the deferral method.

Under this method, Occidental capitalizes the actual cost of each overhaul or major planned maintenance expenditure in Other Assets and then amortizes it over the number of years until the next planned overhaul.

The Financial Accounting Standards Board (FASB) allows the deferral method for PMMA based on the accepted accounting view that these major expenditures are important costs that provide future economic benefit by being integral in allowing the component assets to reach their estimated useful lives (FASB ASC Section 908-360-25-2).  PMMA expenditures are considered by Occidental when the assets are placed in service and their useful lives are estimated.

Occidental Response to SEC Letter	May 17, 2011

Capital Expenditures

Occidental’s capital expenditures for its chemical business is typically a relatively small portion of its annual capital budget, representing only six percent of total capital expenditures in 2010.  Consistent with the concepts in paragraphs 25 and 26 of FASB Statement of Concepts 6 “Elements of Financial Statements”, Occidental defines capital expenditures as those that meet one of the following criteria:

•	The expenditure is incurred for a new or replacement asset or a separately identifiable component of a larger asset
•	The expenditure extends the remaining useful life of an existing asset more than one year
•	The expenditure increases the capacity or operating efficiency of an existing asset beyond the original specification (Occidental requires an increase of 25% or more)
•	The expenditure adds value to an existing asset through modification for a different use

Occidental has not and does not consider future capital expenditures in the determination of the useful life of an asset at the time it is placed in service.

Integral components of a larger asset are established as a base unit if the component is separately identifiable and replaceable.  The costs of new or replacement assets, which are an integral part of a larger base unit, are capitalized and depreciated over the shorter of their useful lives or the remaining useful life of the larger base unit, process or facility.  The costs of a capital expenditure that extends the remaining useful life, increases the capacity or operating efficiency beyond the original specifications or adds value to an existing asset through modification for a different use is considered a betterment or improvement that results in a change in the estimated useful life of the existing asset.  The resulting revision, if any, of the asset’s estimated useful life is measured prospectively and accounted for in the current and future periods.

Request for Confidential Treatment

To protect confidential business and financial information, Occidental requests confidential treatment of certain information in this letter.

If any person (including any government employee who is not a member of the SEC staff) requests an opportunity to inspect or copy such documentation and information, Occidental requests that you (i) promptly notify the company’s General Counsel of such request by writing to the General Counsel at the address noted above or by facsimile at (310) 443-6195, or by calling (310) 443-6176; (ii) furnish the General Counsel with a copy of all written material pertaining to such request (including but not limited to the request itself and any determination by the SEC staff with respect to such request); and (iii) give the General Counsel sufficient advance notice of any intended release so that Occidental may, if it deems it necessary or appropriate, pursue any available remedies.  If the Commission is not satisfied that the redacted information in this letter is exempt from disclosure, the company requests an opportunity to be heard on its claim of exemption.

This request also applies to any reports, summaries, analyses, letters, or memoranda arising out of, in anticipation of, or in connection with, the Commission’s examination or inspection and memoranda, notes, transcripts or writings of any kind which are made by or at the direction of an employee of the Commission (or any other governmental agency authorized to do

Occidental Response to SEC Letter	May 17, 2011

so) and which incorporate, include or relate to any of the matters (1) contained in the identified information or any materials furnished by Occidental to the Commission (or any other governmental agency) or (2) referred to in any conference, meeting, or telephone conversation between (a) counsel for, or employees of, Occidental and (b) employees of the Commission (or any other governmental agency).

In addition, pursuant to Rule 12b-4 under the Exchange Act, Occidental respectfully requests that the Commission return all such supplemental information upon conclusion of the Commission’s review to the undersigned at the address noted above.

____________________________________________________

As you have seen from our responses to your comments, we agree that, in some instances, the staff suggestions would enhance the disclosures.  We also believe, however, that (i) the referenced filing substantially complies with the requirements of GAAP, Regulation S-X and Regulation S-K, (ii) the disclosures are adequate, and (iii) the information provided in the referenced filing was and is fairly stated in all material respects as of the date of such disclosures.  Therefore, we respectfully request that the staff permit any additional disclosures to be made prospectively in Occidental’s future filings, as specifically indicated in this response letter or as further modified after discussion with the staff.
____________________________________________________

Occidental acknowledges that:

•	Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filing; and

•	Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6685.

Very truly yours,

/s/ JAMES M. LIENERT

James M. Lienert
Executive Vice President and
Chief Financial Officer

Occidental Response to SEC Letter	May 17, 2011

Attachment A

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

Example – Calculation of Occidental’s Share of Production for One Year

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Occidental Response to SEC Letter	May 17, 2011

Attachment A

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

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